EXHIBIT 99.1

Till Capital Receives $1,546,823 CDN From Sale of Golden Predator Mining Shares

HAMILTON, Bermuda, June 08, 2016 (GLOBE NEWSWIRE) -- Till Capital Ltd. (Nasdaq:TIL) (TSX.V:TIL) (the “Company” or “Till”), a Bermuda domiciled company reports that Golden Predator Mining Corp. (TSX.V:GPY) (“Golden Predator”) has exercised options assigned by William Sherriff to Golden Predator to purchase 10,312,154 shares of Golden Predator stock held by the Company at an exercise price of $0.15 CDN per share.

Under the terms of the separation agreement announced on September 2, 2015, Mr. Sheriff was granted two assignable options, each with a term of 18 months, to purchase the balance of the Company’s Golden Predator shares. On June 1, 2016, Golden Predator announced that it had entered into an agreement with Mr. Sheriff, Chairman of Golden Predator, for the assignment of two Option to Purchase Agreements to acquire up to 10,312,154 shares of Golden Predator from Till at a price of $0.15 per share. The Option to Purchase Agreements were assigned to Golden Predator for nominal consideration.

Following the exercise of the 10,312,154 options, Mr. Sheriff and assignees have purchased a total of 11,812,154 Golden Predator shares from Till. The first transaction was completed on September 30, 2015 for 500,000 shares at an exercise price of $0.11 CDN per share. The second transaction was completed on November 6, 2015 for 800,000 shares at an exercise price of $0.12 CDN per shares. The third transaction was completed on May 19, 2016 for 200,000 shares at an exercise price of $0.15 CDN.

Reported by:

John T. Rickard
Director
(208) 635-5415
Till Capital Ltd.

Till Capital Ltd. is a Bermuda-domiciled company with two wholly-owned subsidiaries, Omega Insurance Holdings Inc. and Resource Re Ltd. Omega Insurance Holdings Inc. owns Omega General Insurance Company, a Canadian insurance company offering innovative and customized insurance industry solutions, including fronting and run-off services for insurers/reinsurers, within the Canadian marketplace. Omega Insurance Holdings Inc. also operates Focus Group Inc., a consulting and project management company servicing the local and international needs of its Property Casualty Insurance clients. Resource Re Ltd. is a Bermuda-domiciled reinsurance company regulated by the Bermuda Monetary Authority with a Class 3A insurance license directed to underwrite reinsurance policies within a long term investment strategy. Through its regulated subsidiaries, the Company has been structured to produce underwriting profits as well as above average returns on assets under management.

Cautionary Note

At this time, the Company has no current plans to provide earnings guidance due to the volatility of investment returns.

The Till Capital shares are restricted voting shares, whereby no single shareholder of Till Capital is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the “9.9% Restriction”). However, if any one shareholder of Till Capital beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information
Except for statements of historical fact, this news release contains certain “forward-looking information” within the meaning of applicable securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, and generally can be identified by phrases such as “plan”, “except”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “will”, “could” and other similar words, or statements that certain events or conditions “may” occur. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, Till Capital assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change.

For additional information:

Till Capital Ltd.
Monique Hayes
(208) 699-6097
info@tillcap.com
www.tillcap.com